UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXPLANATORY NOTE

This current report on Form 6-K/A is being furnished by Adecoagro S.A. (the “Company”) to amend its previously filed report on Form 6-K dated November 12, 2025 (the “Form 6-K”), which Form 6-K contains as Exhibit 99.2 the Company’s unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2025 and 2024. The purpose of this Form 6-K/A is to furnish the Company’s unaudited condensed consolidated interim financial statements as of and for the three-month and nine-month period ended September 30, 2025 and 2024 prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and in eXtensible Business Reporting Language (XBRL). Other than the substitution of Exhibit 99.2, the Form 6-K is not being amended or modified in any way.

TABLE OF CONTENTS

ITEM
99.2	Unaudited condensed consolidated interim financial statements of the registrant as of and for the nine-month period ended September 30, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: December 1, 2025